Exhibit 4.1

DESCRIPTION OF THE REGISTRANT’S SECURITIES

REGISTERED PURSUANT TO SECTION 12 OF THE

SECURITIES EXCHANGE ACT OF 1934

The following description of American Clean Resources Group, Inc. (the “Company”, “we” or “our”) capital stock is a summary and does not purport to be complete. It is subject to and qualified in its entirety by reference to our Amended and Restated Articles of Incorporation (the “articles of incorporation”) and our Amended and Restated Bylaws (the “bylaws”), each of which are incorporated by reference as an exhibit to the Quarterly Report on Form 10-Q of which this exhibit is a part. We encourage you to read our articles of incorporation, our bylaws and the applicable provisions of the Nevada Revised Statutes (the “NRS”) for additional information.

The Company has one class of securities registered under Section 12(g) of the Securities Exchange Act of 1934, our common stock, par value $0.001 per share (the “common stock”).

Authorized Capital Stock

The Company’s authorized capital stock consists of (i) 1,000,000,000 shares of common stock, par value $0.001 per share, and (ii) 110,000,000 shares of preferred stock, par value $0.001 per share. The rights, preferences, privileges, and restrictions of the preferred stock may be established by our board of directors to the extent permitted by our articles of incorporation and applicable law.

Common Shares

Voting. Holders of our common stock are entitled to one vote for each share held of record on all matters to be voted on by stockholders. There is no cumulative voting with respect to the election of directors.

Dividend Rights. Holders of our common stock are entitled to receive dividends when, as and if declared by our board of directors out of funds legally available for this purpose.

Liquidation Preferences. In the event of our liquidation, dissolution or winding up, holders of our common stock are entitled to receive on a proportional basis any assets remaining available for distribution after payment of our liabilities and Series A Preferred Stock.

Other Terms. Holders of common stock have no conversion, preemptive or other subscription rights and there are no sinking fund or redemption provisions applicable to the common stock. All outstanding shares of the common stock are fully paid and non-assessable.

Preferred Stock

Our articles of incorporation authorize shares of preferred stock, and shares of Series A preferred stock are issued and outstanding. The Series A preferred stock has a liquidation preference, and the holders of Series A preferred stock are entitled to receive distributions in liquidation in accordance with the applicable certificate of designation and our governing documents. The existence of preferred stock, and the ability of our board of directors to establish and issue additional series of preferred stock, could adversely affect the rights of holders of common stock, including with respect to voting, dividends, and liquidation.

Distribution in Liquidation

The Series A Preferred Stock has a liquidation preference of $10,000,000, payable only upon certain liquidity events or upon the achievement of a market value of our equity equaling $200,000,000 or more. Upon any liquidation, dissolution or winding up of the Company, and after paying or adequately providing for the payment of all its obligations, the remainder of the assets of the Company shall be distributed, either in cash or in kind, first pro rata to the holders of the Series A Preferred Stock in an amount equal to the Liquidation Value (as described below); then, to any other series of Preferred Stock, until an amount to be determined by a resolution of the Board of Directors prior to issuances of such Preferred Stock, has been distributed per share, and, then, the remainder pro rata to the holders of the Common Stock. Upon the occurrence of any Liquidation Event (as defined below), each holder of Series A Preferred Stock is entitled to receive a payment equal to the Original Issue Price per share (the “Liquidation Value”). A “Liquidation Event” will have occurred when:

●	The Company has an average market capitalization (calculated by adding the value of all outstanding shares of Common Stock valued at the Company’s closing sale price on the OTC Market or other applicable bulletin board or exchange, plus the value of the outstanding Series A Preferred Stock at the Original Issue Price per share) of $200,000,000 or more over any 90 day period. The holders of the Series A Preferred Stock would have the right, for 30 days after the end of such qualifying 90 day measurement period, to require the Company to purchase the Series A Preferred Stock for an amount equal to the Liquidation Value.

●	Any Liquidity Event in which the Company receives proceeds of $50,000,000 or more. For purposes hereof, a “Liquidity Event” means any (a) liquidation, dissolution or winding up of the Company; (b) acquisition of the Company by means of any transaction or series of related transactions (including, without limitation, any reorganization, merger, share exchange, share purchase or consolidation) provided that the applicable transaction shall not be deemed a liquidation unless the Company’s stockholders constituted immediately prior to such transaction hold less than 50% of the voting power of the surviving or acquiring entity; or (c) the sale, lease, transfer or other disposition, in a single transaction or series of related transactions, by the Company or any subsidiary of the Company of all or substantially all the assets of the Company and its subsidiaries taken as a whole, or the sale or disposition (whether by merger or otherwise) of one or more subsidiaries of the Company if substantially all of the assets of the Company and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries.

Redemption

The Series A Preferred Stock may be redeemed in whole or in part as determined by a resolution of the Board of Directors at any time, at a price equal to the Liquidation Value.

Voting Rights

Shares of Series A Preferred Stock shall have no rights to vote on any matter submitted to a vote of shareholders, except as required by law, in which case each share of Series A Preferred Stock shall be entitled to one vote.

Conversion Rights

Holders of Series A Preferred Stock will have no right to convert such shares into any other equity securities of the Company.

Listing

Our shares of common stock are traded on the OTC Markets of the over-the-counter market under the symbol “ACRG.”

Transfer Agent and Registrar

Our transfer agent and registrar for the Company’s common stock is Equiniti Trust Company, LLC (f/k/a American Stock Transfer & Trust Company, LLC), and is located at 48 Wall Street, 23rd Floor, New York, NY 10005. Their telephone number is (800) 401-1957 and website is www.equiniti.com.